EXHIBIT 99.1

Brookfield Corporation to Host Fourth Quarter 2022 Results Conference Call

BROOKFIELD, NEWS, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE/TSX: BN) will host its fourth quarter 2022 conference call and webcast on Thursday, February 9, 2023 at 10:00 a.m. (ET).

Results will be released that morning before 7:00 a.m. (ET) and will be available on our website at https://bn.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BI10eaa1188b6d47ee8623456993378c04
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/go/bnQ4-2022
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Corporation

Brookfield Corporation (NYSE/TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media	Investor Relations
Sebastien Bouchard	Linda Northwood
Tel: +1 416 943-7937	Tel: +1 416 359-8647
Email: sebastien.bouchard@brookfield.com	Email: linda.northwood@brookfield.com